FOR IMMEDIATE RELEASE
                                           Contacts:

                                           Chris Tessier
                                           Manager, Media Relations
                                           203-351-7210
                                           tessiech@pb.com

                                           Scott Gerschwer
                                           Manager, Media Relations
                                           203-739-3163
                                           gerschsc@pb.com

                                           Kris Otridge
                                           Lippert Heilshorn& Associates, Inc.
                                           415-433-3777
                                           kris@LHAI-SF.com



                     PITNEY BOWES COMPLETES TENDER OFFER FOR
                          SHARES OF ALYSIS TECHNOLOGIES

STAMFORD, CT. and EMERYVILLE, CA-- (May 3, 2001) -- Pitney Bowes Inc. (NYSE:
PBI) announced the successful completion of its tender offer for all the issued and outstanding shares of common stock of Alysis Technologies, Inc. (OTCBB:
ALYS). The offer, priced at $1.39 per share, expired at 5:00 p.m. New York City time on May 2, 2001, following the expiration of a subsequent offering period begun at 9:00 a.m. New York City time on April 26, 2001.

At last count, 10,231,369 shares of Alysis common stock, representing approximately 91.26% of the outstanding shares of Alysis common stock, and 2,417,112 shares of Alysis class B common stock, representing 100% of the outstanding shares of Alysis class B common stock, have been tendered prior to the expiration of the subsequent offering period.

Pitney Bowes, through its wholly-owned subsidiary Maui Acquisition Corp., has accepted for payment all the shares validly tendered and not properly withdrawn at 12:00 midnight, New York City time on April 25, 2001 (the initial expiration date of the offer), and has made payment for such shares to Wilmington Trust Company, the depositary, on April 27, 2001. It has also instructed Wilmington Trust to immediately accept and promptly pay for all validly tendered shares as they are tendered during the subsequent offering period.

Pitney Bowes expects to cause Maui to merge with Alysis on May 3, 2001 or as soon as practicable thereafter. Once the proposed merger is effective, Alysis will then become a


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wholly-owned subsidiary of Pitney Bowes. The acquisition will give Pitney Bowes industry-leading software and services that integrate web-enabled documents into overall e-commerce strategies and complement the company's existing capabilities and expertise in this rapidly emerging market.

The merger is expected to be consummated without a vote or meeting of Alysis' stockholders. However, as part of the merger, each of the remaining Alysis shares of common stock, other than shares for which appraisal rights have been demanded, will be converted into $1.39 in cash, without interest.

PITNEY BOWES INC. is a $4 billion global provider of integrated mail and document management solutions headquartered in Stamford, Connecticut. Pitney Bowes serves over 2 million businesses of all sizes through dealer and direct operations. Its docSense unit is the premier global provider of solutions for the creation and distribution of efficient and effective documents in paper and digital form. Additional information about Pitney Bowes or Pitney Bowes docSense is available at www.pitneybowes.com or www.docsense.pb.com.

ALYSIS TECHNOLOGIES, INC. is a provider of component-based e-billing software that snaps-in to any major e-commerce implementation. Its modular WorkOut products enable companies to solve complex business problems via streamlining billing, payment, processing, dispute management, workflow and data analysis. Additional information about Alysis is available at www.alysis.com.

This release contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: Pitney Bowes' success in obtaining, retaining and selling additional services to clients; the pricing of products and services; overall economic trends, including interest rate and foreign currency trends; stock market activity; electronic bill presentment and payment industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions.


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